May 26, 2017

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Natural Resources

Mail Stop 4628

100 F Street N.E.

Washington D.C. 20549

Attn: H. Roger Schwall

Re:	Bear Newco, Inc.

Registration Statement on Form S-4

File No. 333-216991

Dear Mr. Schwall:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Bear Newco, Inc., a Delaware corporation (the “Company”), hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-4 (File No. 333-216991) (as amended, supplemented or otherwise modified, the “Registration Statement”), in connection with the proposed transaction involving the Company, Baker Hughes Incorporated and General Electric Company, so that the Registration Statement will become effective at 9:00 a.m., Eastern time, on May 30, 2017, or as soon thereafter as practicable.

In connection with this request, the Company acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your cooperation in connection with this matter.

Sincerely, Bear Newco, Inc.

/s/ Lee Whitley
Name:	Lee Whitley
Title:	Secretary

cc:	Kevin Dougherty – Securities and Exchange Commission
Martin S. Craighead – Bear Newco, Inc.
James M. Waterbury – General Electric Company
William D. Marsh – Baker Hughes Incorporated
John A. Marzulli, Jr. – Shearman & Sterling LLP
Rory O’Halloran – Shearman & Sterling LLP
Waajid Siddiqui – Shearman & Sterling LLP
Richard J. Sandler – Davis Polk & Wardwell LLP
George R. Bason, Jr. – Davis Polk & Wardwell LLP
Michael Davis – Davis Polk & Wardwell LLP